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OXFORD BIOMEDICA AND SANOFI-AVENTIS REPORT ENCOURAGING NEW TROVAX® PHASE II TRIAL RESULTS

IN RENAL CANCER

- Presentation at the American Society of Clinical Oncology Annual Meeting -

Paris, France and Oxford, UK - June 3, 2007 - Oxford BioMedica (LSE: OXB) and

sanofi-aventis (EURONEXT: SAN; NYSE: SNY) announced today encouraging new data from two Phase II trials of TroVax® in renal cancer. TroVax® is Oxford BioMedica’s lead cancer immunotherapy product, which is being developed in collaboration with sanofi-aventis. The Phase II data were presented by the lead investigator from the Methodist Hospital in Houston, Texas, at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) on 3 June in Chicago, Illinois (Abstract #3069).

Fifty-three patients with progressive metastatic renal cell cancer (RCC) have been enrolled and 48 patients are currently evaluable in the Methodist Hospital’s two non-randomised Phase II trials of TroVax®. The trials are designed to evaluate TroVax® either as a single agent, or in combination with either interleukin-2 or interferon-alpha 2B. The treatment regimen in the two trials comprises seven intramuscular injections of TroVax® over 41 weeks. The patients had previously failed various anti-cancer treatments before entering the trials.

TroVax® was well tolerated with no serious adverse events attributable to the treatment. TroVax® induced anti-5T4 antibody responses in 91% of patients. In patients with clear cell RCC, which is the most common subtype of renal cancer and is the patient group for the Phase III TRIST study, 24 of 35 (68%) evaluable patients showed disease control. Two patients had complete responses, three had partial responses and 19 had stable disease for periods exceeding three months, including three patients that have been stable for more than 17 months. Preliminary analysis of clinical benefit shows a statistically significant relationship between reduction in tumour burden (biologic response) in patients with clear cell RCC and patients’ anti-5T4 antibody responses (p = 0.028). This is particularly encouraging since it supports the rationale that the 5T4-specific immune response induced by TroVax® has therapeutic benefit.

At ASCO, the conclusions presented from this updated analysis of safety, immunogenicity and clinical benefit parameters were as follows:

•            TroVax® was well tolerated and immunogenic in the context of these cytokines and has promising anti-tumour activity

•            A significant number of objective responses have been seen in this heterogeneous group of heavily pre-treated renal cancer patients. These responses appear to be durable and are notable in the clear cell population.

•            A preliminary analysis indicates a trend between 5T4-specific immune responses induced by TroVax® and clinical benefit in clear cell patients.

•            These studies provide further support for the ongoing randomised Phase III TRIST study in renal cancer.

Dr. Bob Amato of the Genitourinary Oncology Centre, the Methodist Hospital in Houston, USA, who is the Principal Investigator for these two Phase II trials of TroVax® in renal cancer, said: “TroVax® continues to give encouraging indications of benefit in this heavily pre-treated renal cancer population. Although these are small, non-randomised studies, there have been a significant number of responders in this patient population. The ongoing analysis supports the notion that TroVax® may have activity in this indication and further justifies the ongoing Phase III study, TRIST.”

Dr Mike McDonald, Oxford BioMedica’s Chief Medical Officer, commented on the new data: “Oxford BioMedica continue to be encouraged by the clinical data from ongoing trials of TroVax®. This updated analysis from the renal cancer trials at the Methodist Hospital supports our development strategy with sanofi-aventis, which includes the Phase III TRIST trial in renal cancer and a randomised registration trial in metastatic colorectal cancer, a tumor type frequently overexpressing the 5T4 antigen. Over 300 patients have been enrolled in trials of TroVax® in various cancer types and stages of disease. The data suggest that the product was well tolerated, immunogenic and potentially clinically active in all settings evaluated.”

Dr Marc Cluzel, Senior Vice President, Science and Medical Affairs of sanofi-aventis commented: “TroVax® is a very exciting compound that complements sanofi aventis’ oncology and sanofi pasteur’s vaccine activities. We are very encouraged by these further positive data on TroVax® and looking forward to developing it in collaboration with Oxford Biomedica”.

The abstract may be accessed online at http://www.asco.org at the conclusion of the meeting.

About renal cancer

Renal cancer includes renal cell carcinoma (cancer that forms in the lining of very small tubes in the kidney that filter the blood and remove waste products) and renal pelvis carcinoma (cancer that forms in the centre of the kidney where urine collects). It also includes Wilms' tumour, which is a type of kidney cancer that usually develops in children under the age of 5. More than 36.600 new cases in the US and 38.400 in Europe were diagnosed in 2004 and almost 12.500 patients in the US and 18.100 patients in Europe died. There were more males than females.

About TroVax®

TroVax® is Oxford BioMedica’s leading cancer immunotherapy product, which is being developed in collaboration with Sanofi-Aventis. It is designed specifically to stimulate an anti-cancer immune response and has potential application in most solid tumour types. TroVax® targets the tumour antigen 5T4, which is broadly distributed throughout a wide range of solid tumours. The presence of 5T4 is correlated with poor prognosis. The product consists of a poxvirus (MVA) gene transfer system, which delivers the gene for 5T4 and stimulates a patient’s body to produce an anti-5T4 immune response. This immune response destroys tumour cells carrying the 5T4.

About Oxford BioMedica

Oxford BioMedica (LSE: OXB) is a biopharmaceutical company specialising in the development and commercialisation of novel therapeutic vaccines and gene-based therapies with a focus on oncology and neurotherapy. The Company was established in 1995 as a spin-out from Oxford University, and is listed on the London Stock Exchange.

The Company has a platform of gene delivery technologies, which are based on highly engineered viral systems. Oxford BioMedica also has in-house clinical, regulatory and manufacturing know-how. In oncology, the lead product candidate is TroVax®, an immunotherapy for multiple solid cancers, which is licensed to Sanofi-Aventis for global development and commercialisation. A Phase III trial of TroVax® in renal cancer is ongoing and sanofi-aventis is implementing a development plan for colorectal cancer. Oxford BioMedica’s oncology pipeline includes a specific immunotherapy candidate, Hi-8® MEL, for melanoma, which has completed two clinical trials. In neurotherapy, the Company’s lead product, ProSavin®, is expected to enter clinical development for Parkinson’s disease in 2007. The neurotherapy pipeline also includes preclinical gene-based therapeutics for vision loss, motor neuron disease and nerve repair. In addition, the Company has a platform technology for therapeutic vaccines for infectious diseases.

The Company is underpinned by over 80 patent families, which represent one of the broadest patent estates in the field. The Company has a staff of approximately 75 split between its main facilities in Oxford and its wholly owned subsidiary, BioMedica Inc, in San Diego, California. Corporate partners include Sanofi-Aventis for TroVax® and Wyeth for a targeted antibody therapy. The Company also has collaborations with Intervet, Sigma-Aldrich, Viragen, MolMed and Virxsys. Technology licensees include Merck & Co, Biogen Idec, GlaxoSmithKline and Pfizer.

Further information is available at www.oxfordbiomedica.co.uk

In 2006, Oxford BioMedica started a Phase III trial of TroVax® in renal cancer and sanofi-aventis is implementing a development plan for colorectal cancer. The product has attracted support from Cancer Research UK, the US National Cancer Institute, and the UK clinical trials network, QUASAR. These organisations are conducting or plan to conduct clinical trials with TroVax®.

About Sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.